UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Relevant information — Capital Contributions.

Autonomous City of Buenos Aires, March 15, 2018

Messrs.

National Securities and Exchange Commission

25 de Mayo 175

Autonomous City of Buenos Aires

RE: RELEVANT MATTER –Capital Contributions

To whom it may concern,

I am pleased to inform you that, on March 14, 2018, Grupo Supervielle S.A. committed to make capital contributions to subsidiary companies, either in cash or in-kind and subject to the capitalization of such capital contributions by the relevant Shareholders’ Meetings, as per the following details:

-	Banco Supervielle S.A.: AR$ 361,000,000; and
-	Tarjeta Automática S.A.: AR$ 262,500,000.

Without further ado, I greet you attentively.

Grupo Supervielle S.A. Mariano Biglia – Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 16, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer